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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15 )*

The Hallwood Group Incorporated
(Name of Issuer)
Common Stock, $0.10 par value per share
(Title of Class of Securities)
406364307
(CUSIP Number)
W. Alan Kailer, Esq.
Hunton & Williams LLP
1445 Ross Avenue, Suite 3700
Dallas, Texas 75202-2799
(214) 855-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	406364307

1	NAMES OF REPORTING PERSONS: Hallwood Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Island of Jersey, Channel Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,001,575

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,001,575

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,001,575

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	66.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	406364307

1	NAMES OF REPORTING PERSONS: Anthony J. Gumbiner

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
	United Kingdom

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,001,575

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,001,575

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,001,575

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	66.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Schedule 13D
     This Amendment No. 15 to Schedule 13D amends the Schedule 13D (the “Schedule 13D”), filed by Hallwood Trust,(formerly the Alpha Trust) a trust formed under the laws of the Island of Jersey, Channel Islands (the “Trust”) and Anthony J. Gumbiner, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. “No material changes” means no material changes to the response contained in the Schedule 13D previously filed.

Item 1.	Security and Issuer.
No material changes.

Item 2.	Identity and Background.
(a) The persons on whose behalf this statement is filed is the Hallwood Trust (the “Trust”), a trust formed under the laws of the Island of Jersey, Channel Islands, and Anthony J. Gumbiner. The trustee of the Trust is Hallwood Company Limited, a corporation filed under the laws of Nevis (“HCL”). Mr. Gumbiner, his wife Mylene Gumbiner, his children Celine Gumbiner and Charles Gumbiner, and Alastair Howie are directors of HCL and Mr. Gumbiner and his wife are the executive officers of HCL.

(b) All of the persons identified in paragraph (a) and all the entities identified in paragraph (c) may be contacted at 3710 Rawlins, Suite 1500, Dallas, Texas 75219.

(c) Anthony J. Gumbiner is Chairman of the Board and Chief Executive Officer of The Hallwood Group Incorporated and certain of its affiliates.
Mylene Gumbiner is not employed.

Celine Gumbiner is the Chief Executive Officer of Femme Publications, a magazine publishing firm.

Charles Gumbiner is self-employed.

Alastair Howie is President of Hallwood Investments Limited, a holding company.
(d) None of the persons identified in paragraph (a) have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons identified in paragraph (a) have, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Anthony J. Gumbiner is a citizen of the United Kingdom.

Mylene Gumbiner is a citizen of France.

Celine Gumbiner is a citizen of the United States.

Charles Gumbiner is a citizen of the United Kingdom.

Alastair Howie is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration.
No material changes

Item 4.	Purpose of Transaction.
On June 18, 2007, Mr. Gumbiner delivered to the Company a letter in which he proposed that the Company be liquidated, that a process be initiated to sell its wholly owned Brookwood Companies subsidiary to a third party and that the Company dispose of its interests in Hallwood Energy, L.P. Mr. Gumbiner also indicated in the letter that if the proposal is presented to the shareholders of the Company, he intends to vote his shares of Hallwood in favor of the liquidation. Further information concerning the proposal is contained in the letter, which is attached to this filing as Exhibit 99.1 and incorporated by reference into this item.

Item 5.	Interest in Securities of the Issuer.
No material changes. None of the individuals identified in Item 2, other than Mr. Gumbiner, beneficially own any shares of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.

Item 7.	Materials Filed as Exhibits.
     99.1. Letter to the Company from Hallwood Investments Limited, dated June 18, 2007.

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
     The undersigned agree that this statement is filed on behalf of each of them.

Date: June 19, 2007	THE HALLWOOD TRUST
	By:	Hallwood Company Limited, Trustee

By:	/s/ Anthony J. Gumbiner
	Name:	Anthony J. Gumbiner
	Title:	Director

/s/ Anthony J. Gumbiner
Anthony J. Gumbiner